Mailstop 3561
                                                                 September 27,
2018

    Michael Karanikolas
    Co-Chief Executive Officer
    Advance Holdings, LLC
    Revolve Group, Inc.
    16800 Edwards Road
    Cerritos, California 90703

            Re:    Advance Holdings, LLC
                   Revolve Group, Inc.
                   Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 19, 2018
                   CIK No. 0001746618

    Dear Mr. Karanikolas:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

    Management's Discussion and Analysis of Financial Condition and Results of Operations

    Overview, page 62

        1. Your disclosure states that media impressions consider the "number of followers of the social media account or viewership or readership." If you consider followers solely because such followers have access to the specific social media post or feature that mentions your company or brands, please revise to characterize in terms of potential, rather than assured, reach. In doing so, tell us how you are able to measure the reach of blogs, on-line and print magazines. Additionally, please tell us whether or not you can track the number of visitors that land on your site as a result of these media impressions in order to contextualize this metric.
 Michael Karanikolas
Advance Holdings, LLC
Revolve Group, Inc.
September 27, 2018
Page 2

      2. As a related matter, please balance your disclosure by quantifying what portion of your media impressions are derived from paid vs. free sources. In this regard, we note your disclosure that 54% of traffic to your site is derived from "free or low-cost" sources, such as "email marketing links, or through paid branded search terms and organic search results." However, you do not provide a similar breakdown for the "followers of the social media account or viewership or readership" referenced in your definition of "media impressions," so that readers can appreciate the extent of your influence over the volume of impressions that you disclose.

 Business

Competitive Strengths, page 89

      3. We note that during the 12 months ended June 30, 2018, you generated, on average, 8.4 million unique visitors per month, "reflecting increasing appeal of [your] site." Please define the term "unique visitor" and disclose the average unique visitors during the same period last year to contextualize the increase in appeal of your website.

       Please contact Danilo Castelli, Staff Attorney, at (202)551-6521, Jennifer L pez-Molina,
Staff Attorney, at (202)551-3792 or me at (202)551-3720 with any other questions.


                                                               Sincerely,

                                                               /s/ Jennifer L
pez for

                                                               Mara L. Ransom
                                                               Assistant
Director
                                                               Office of
Consumer Products
cc:      Jesse Timmermans
         Michael Nordtvedt